Exhibit 99.2

newgold™

Consolidated Financial Statements (Revised)

For the year ended December 31, 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of New Gold Inc. The financial information presented in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

(Signed) Robert Gallagher	(Signed) Brian Penny
Robert Gallagher	Brian Penny
Chief Executive Officer	Executive Vice-President and
Chief Financial Officer
Toronto, Canada
February 19, 2015

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2014. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2014, the Company’s internal control over financial reporting is effective based on those criteria. There are no material weaknesses that have been identified by management.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2014.

(Signed) Robert Gallagher	(Signed) Brian Penny
Robert Gallagher	Brian Penny
Chief Executive Officer	Executive Vice-President and
Chief Financial Officer
Toronto, Canada
February 19, 2015

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

New Gold Inc.

We have audited the accompanying consolidated financial statements of New Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated income statements, consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of New Gold Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 19, 2015

Toronto, Canada

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

New Gold Inc.

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 19, 2015 expressed an unmodified opinion on those financial statements.

(Signed) Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 19, 2015

Toronto, Canada

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Contents

CONSOLIDATED INCOME STATEMENTS	2
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	3
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONSOLIDATED STATEMENTS OF CASH FLOW	6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	7
1. Description of business and nature of operations	7
2. Signficant accounting policies	7
3. Critical judgments and estimation uncertainties	19
4. Future changes in accounting policies	22
5. Expenses	24
6. Trade and other receivables	25
7. Trade and other payables	26
8. Inventories	26
9. Mining interest	27
10. Impairment	29
11. Investment in associate	32
12. Long-term debt	33
13. Derivative instruments	36
14. Share capital	38
15. Income and mining taxes	43
16. Reclamation and closure cost obligations	46
17. Supplemental cash flow information	47
18. Segmented information	48
19. Capital risk management	50
20. Financial risk management	51
21. Fair value measurment	56
22. Provisions	59
23. Operating leases	60
24. Compensation of directors and other key management personnel	60
25. Commitments and contingencies	60

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CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	Note	2014	2013
Revenues		726.0	779.7
Operating expenses	5	411.1	435.5
Depreciation and depletion		217.6	177.4
Earnings from mine operations		97.3	166.8

Corporate administration		25.4	26.7
Share-based payment expenses	14	7.5	8.5
Asset impairment	10	395.8	272.5
Exploration and business development		11.8	34.1
Loss from operations		(343.2)	(175.0)

Finance income	5	1.1	2.7
Finance costs	5	(26.7)	(40.3)
Rainy River acquisition costs		-	(5.0)
Other (losses) gains	5	(40.7)	26.0
Loss before taxes		(409.5)	(191.6)
Income tax (expense) recovery	15	(67.6)	0.4
Net loss		(477.1)	(191.2)
Loss per share
Basic	14	(0.95)	(0.39)
Diluted	14	(0.95)	(0.39)
Weighted average number of shares outstanding (in millions)
Basic	14	503.9	488.0
Diluted	14	503.9	488.0

See accompanying notes to the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
(in millions of U.S. dollars)	Note	2014	2013
Net loss		(477.1)	(191.2)
Other comprehensive income(1)
Unrealized gains on mark-to-market of gold contracts		-	18.1
Realized gains on settlement of gold contracts		-	13.8
Reclassification of discontinued gold contracts	13	27.3	18.7
Reclassification of unrealized losses on impairment of available-for-sale securities		-	3.0
Deferred Income tax related to gold contracts	13	(11.2)	(20.7)
Total other comprehensive income		16.1	32.9
Total comprehensive loss		(461.0)	(158.3)

1.	All items recorded in other comprehensive income will be reclassified in subsequent periods to net earnings.

See accompanying notes to the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at December 31
(in millions of U.S. dollars)	Note	2014	2013
Assets
Current assets
Cash and cash equivalents		370.5	414.4
Trade and other receivables	6	34.8	19.3
Inventories	8	187.5	182.0
Current income tax receivable		31.1	35.1
Prepaid expenses and other		10.6	10.5
Total current assets		634.5	661.3
Non-current inventories	8	66.5	31.0
Mining interests	9	3,008.7	3,336.5
Deferred tax assets	15	168.3	171.0
Other		3.8	2.5
Total assets		3,881.8	4,202.3
Liabilities and equity
Current liabilities
Trade and other payables	7	97.0	90.2
Current income tax payable		7.9	3.3
Total current liabilities		104.9	93.5
Reclamation and closure cost obligations	16	63.5	61.4
Provisions	22	9.4	9.4
Share purchase warrants	13	16.9	27.8
Long-term debt	12	874.3	862.5
Deferred tax liabilities	15	494.9	381.0
Deferred benefit	11	46.3	46.3
Other		0.4	0.5
Total liabilities		1,610.6	1,482.4
Equity
Common shares	14	2,820.9	2,815.3
Contributed surplus		96.7	90.0
Other reserves		(1.5)	(17.6)
Deficit		(644.9)	(167.8)
Total equity		2,271.2	2,719.9
Total liabilities and equity		3,881.8	4,202.3

See accompanying notes to the consolidated financial statements.

Approved and authorized by the Board of Directors on February 19, 2015

“Robert Gallagher”	“James Estey”
Robert Gallagher, Director	James Estey, Director

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended December 31
(in millions of U.S. dollars)	Note	2014	2013
Common shares
Balance, beginning of year		2,815.3	2,618.4
Acquisition of Rainy River		-	188.2
Shares issued for exercise of options and land purchases	14	5.6	8.5
Shares issued for exercise of warrants		-	0.2
Balance, end of year		2,820.9	2,815.3
Contributed surplus
Balance, beginning of year		90.0	85.2
Exercise of options		(1.0)	(3.5)
Equity settled share-based payments		6.3	8.1
Purchase of non-controlling interest		-	0.2
Reclassification of share-based payments(1)		1.4	-
Balance, end of year		96.7	90.0
Other reserves
Balance, beginning of year		(17.6)	(50.5)
Change in fair value of available-for-sale investments		-	3.0
Change in fair value of hedging instruments (net of tax)	13	16.1	29.9
Balance, end of year		(1.5)	(17.6)
Retained (deficit) earnings
Balance, beginning of year		(167.8)	23.4
Net (loss) earnings		(477.1)	(191.2)
Balance, end of year		(644.9)	(167.8)
Total equity		2,271.2	2,719.9

1.	On April 30th, 2014, at the Company's annual general and special meeting of shareholders, the terms of the performance share units were modified resulting in the performance share units being reclassified as equity settled share-based payments.

See accompanying notes to the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31
(in millions of U.S. dollars)	Note	2014	2013
Operating activities
Net loss		(477.1)	(191.2)
Adjustments for:
Realized losses on gold contracts	13	27.3	15.2
Realized and unrealized foreign exchange losses	5	47.5	25.7
Settlement payment of gold hedge contracts	13	-	(65.7)
Payment of Rainy River acquisition expenses		-	(12.9)
Reclamation and closure costs paid	16	(1.4)	(2.2)
Loss on disposal and impairment of assets		397.5	275.1
Depreciation and depletion		218.1	178.6
Other non-cash adjustments	17	1.3	(46.5)
Income tax expense (recovery)	15	67.6	(0.4)
Finance income	5	(1.1)	(2.7)
Finance costs	5	26.7	40.3
		306.4	213.3
Change in non-cash operating working capital	17	(41.6)	(9.7)
Income taxes refunded (paid)		4.0	(31.7)
Net cash generated from operations		268.8	171.9
Investing activities
Mining interests		(279.3)	(289.3)
Government grant received	9	20.5	5.7
Proceeds from the sale of assets		0.4	0.4
Acquisition of Rainy River (net of cash received)		-	(112.6)
Interest received		0.7	2.1
Cash used in investing activities		(257.7)	(393.7)
Financing activities
Issuance of common shares on exercise of options and warrants	14	1.6	5.5
Financing initiation costs		(2.2)	(0.3)
Interest paid		(52.3)	(52.3)
Cash used by financing activities		(52.9)	(47.1)
Effect of exchange rate changes on cash and cash equivalents		(2.1)	(4.5)
Change in cash and cash equivalents		(43.9)	(273.4)
Cash and cash equivalents, beginning of year		414.4	687.8
Cash and cash equivalents, end of year		370.5	414.4
Cash and cash equivalents are comprised of:
Cash		250.5	274.4
Short-term money market instruments		120.0	140.0
		370.5	414.4

See accompanying notes to the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Amounts expressed in millions of U.S. dollars, except per share amounts and except where noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its Subsidiaries, are comprised of the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). Significant projects include the Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada, and a 30% interest in the El Morro copper-gold project (“El Morro”) in Chile.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2. SignIficant accounting policies

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), referred to as IFRS.

These consolidated financial statements were approved by the Board of Directors of the Company on February 19, 2015.

(b) Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for the following, which are measured at fair value:

•	derivative financial instruments;
•	financial instruments at fair value through profit or loss; and
•	available-for-sale securities.

(c) Basis of consolidation

Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiary and has the ability to affect those returns through its power over the Subsidiary. The financial statements of Subsidiaries are included in the consolidated financial statements.

Associates

Associates are those entities in which the Company has significant influence over the financial and operating policies but not control and that is not a Subsidiary (“Associates”). Significant influence is normally presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. The Company’s share of net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method.

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The principal Subsidiaries and Associates of the Company are as follows:

Name of subsidiary/ associate	Principal activity	Method of accounting	Country of incorporation and operation	Interest as at December 31, 2014	Interest as at December 31, 2013
New Gold Canada Inc.	Holding company	Consolidated	Canada	100%	100%
Minera San Xavier S.A. de C.V.	Mining	Consolidated	Mexico	100%	100%
Peak Gold Mines Pty Ltd	Mining	Consolidated	Australia	100%	100%
Inversiones El Morro Limitada	Holding company	Consolidated	Chile	100%	100%
Sociedad Contractual Minera El Morro	Mining	Equity	Chile	30%	30%
Western Mesquite Mines Inc	Mining	Consolidated	USA	100%	100%

(d) Business combinations

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of improved earnings, lower costs or other economic benefits.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date.

Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

Asset acquisitions

The Company accounts for the purchase of assets and assumption of liabilities as an acquisition of net assets. The transactions do not qualify as a business combination under IFRS 3R, Business Combinations, as the significant inputs and processes that constitute a business are not identified. Therefore, the transactions are treated as asset acquisitions. The purchase consideration is allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition. Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are capitalized as part of the asset acquisition.

(e) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and United States government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service or an equivalent rating from Standard & Poor’s and Moody’s. In addition, the Company invests in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.

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(f) Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of weighted average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold and silver from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold or other metal (silver) contained in ore on leach pads is to be recovered over a period exceeding 12 months, that portion is classified as long-term.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.

Supplies are valued at the lower of weighted average cost and net realizable value.

(g) Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, plant and equipment and advanced exploration expenditures arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life. Mining interests also include the investments in Associates whose assets primarily consist of mineral interests.

Mining properties

The costs associated with mining properties are separately allocated to Mineral Reserves, Mineral Resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgments and estimates.

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The value associated with Mineral Resources and exploration potential is the value beyond Proven and Probable Mineral Reserves assigned through acquisition. The Mineral Resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits, Measured, Indicated, and Inferred Mineral Resources with insufficient drill spacing to qualify as Proven and Probable Mineral Reserves, and Inferred Mineral Resources in close proximity to Proven and Probable Mineral Reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing Reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of Measured, Indicated, or Inferred Resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of Mineral Resources or exploration potential into Mineral Reserves.

The Company estimates its ore Reserves and Mineral Resources based on information compiled by appropriately qualified persons. The estimation of recoverable Reserves will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the Reserve or Resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimate recoverable Proven and Probable Mineral Reserves at the mine.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When either external or internal triggering events determined that a property is not economically recoverable the capitalized costs are written off.

The costs associated with the acquisition of land holdings are in included within mining interest and are not depleted.

Exploration and evaluation

Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:

•	The Company controls access to the benefit;
•	Internal project economics are beneficial to the Company;
•	The project is technically feasible; and
•	Costs can be reliably measured.

Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains Proven and Probable Reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Property, plant and equipment

Plant and equipment consists of buildings and fixtures, and surface and underground fixed and mobile equipment.

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Depreciation and depletion rates of major categories of asset costs

Mining assets are depleted using a unit-of-production method based on the estimated economically recoverable Reserves, to which they relate. Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine if shorter.

Asset class	Estimated useful life (years)
Building	15 – 17
Plant and machinery	3 – 17
Office equipment	5 – 10
Vehicles	5 – 7
Computer equipment	3 – 5

Capitalized borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted. The Company does not capitalize interest to investments in Associates.

Commencement of commercial production

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

Stripping costs in surface mining

As part of its operations, the Company incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are deferred and capitalized as part of mining properties.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the balance sheet as a stripping activity asset (a non-current asset) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred.

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The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been approved as a result of the stripping activity.

Derecognition

Upon sale or abandonment, the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are recognized in net earnings.

(h) Impairment of long-lived assets

The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or development project has the ability or the potential to generate cash inflows that are separately identifiable and independent of each other. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount.

The recoverable amount of a mine site is the greater of its fair value less costs to dispose and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to dispose as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to dispose is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to dispose estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred tax balances. Impairment losses are recognized as other operating expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative book values of these assets at the date of impairment.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

(i) Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

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The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

After the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are included in inventory or capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.

(j) Income taxes

The income tax expense or benefit for the period consists of two components: current and deferred.

Current Tax

The tax currently payable is based on taxable earnings for the year. Taxable earnings differs from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in Subsidiaries and Associates except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available against which those deductible temporary differences can be utilized. The carrying amount of the deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and where the Company has the legal right and intent to offset.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included within foreign exchange gains in the consolidated income statement.

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Current and deferred tax for the year

Current and deferred tax are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Government assistance and tax credits

Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits related. The Company records these tax credits when there is reasonable assurance with regard to collections and assessments as well as reasonable assurance that the Company will comply with the conditions associated to them and that the grants will be received.

(k) Foreign currency translation

The individual financial statements of each Subsidiary or Associate are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the Company and the presentation currency of the consolidated financial statements is the United States dollar (“U.S. dollar”).

Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:

•	The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;
•	The currency that mainly influences labour, material and other costs of providing goods;
•	The currency in which funds from financing activities are generated; and
•	The currency in which receipts from operating activities are usually retained.

When preparing the consolidated financial statements of the Company, the Company translates non-U.S. dollar balances into U.S. dollars as follows:

•	Mining interest and equity method investments using historical exchange rates;
•	Financial instruments measured at fair value through profit or loss using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in net earnings;
•	Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other comprehensive income;
•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in net earnings;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in net earnings; and
•	Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

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(l) (Loss) earnings per share

(Loss) earnings per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. This requires the calculation of diluted earnings per share by assuming that outstanding stock options and warrants with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the year.

(m) Revenue recognition

Revenue from the sale of metals and metals in concentrate is recognized when all the following conditions are satisfied:

·	The Company has transferred to the buyer the significant risks and rewards of ownership;
·	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
·	The amount of revenue can be measured reliably;
·	It is probable that the economic benefits associated with the transaction will flow to the entity; and
·	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(n) Share-based payments

The Company maintains a Restricted Share Unit (“RSU”) plan, a Performance Share Unit (“PSU”) plan and a stock option plan for employees as well as a Deferred Share Unit (“DSU”) plan for directors.

Cash-settled transactions which include RSUs and DSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in net earnings. The fair value of RSUs determined at the grant date is recognized over the vesting period in accordance with the vesting terms and conditions. The Company values the liabilities based on the change in the Company’s share price. The non-current portion of RSU and DSU liabilities are included in provisions on the consolidated statement of financial position, and changes in the fair value of the liabilities are recorded in the consolidated income statement.

Equity-settled transactions which include PSUs and the stock option plan are measured by reference to the fair value at the grant date. Fair value for stock options is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. Fair value for PSUs is determined using a Monte Carlo options pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the correlation between the Company’s total return performance relative to the S&P/TSX Global Gold Index Total Return Index Value. The Company believes these models adequately capture the substantive features of the option awards and PSUs, and are appropriate to calculate their fair values. The fair value determined at grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to contributed surplus. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

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(o) Non-derivative financial assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following four categories:

Category	Description
Fair value through profit or loss (“FVTPL”)	Includes financial assets held for trading; derivatives, unless accounted for as hedges, and other financial assets designated to this category under the fair value option
Held-to-maturity	Non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity
Loans and receivables	Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market
Available-for-sale (“AFS”)	Includes all financial assets that are not classified in another category and any financial asset designated to this category on initial recognition.

Financial assets held to maturity and loans and receivables are measured at amortized cost. AFS assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the statement of financial position. The quoted market price used for financial assets held by the Company is the last bid price of the day.

Changes in fair values of AFS assets are recognized in other comprehensive income, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in other comprehensive income is recognized within net (loss) earnings. An AFS asset is deemed to be impaired when an adverse effect on future cash flows from the asset can be reliably estimated or, in the case of AFS securities, there is a significant or prolonged decline in the fair value of the investment below its cost.

The Company has classified cash and cash equivalents, trade receivables and reclamation deposits as loans and receivables. Investments are classified as AFS assets.

Transaction costs related to financial assets classified as FVTPL are recognized immediately into net earnings. For financial instruments assets classified as other than FVTPL, transaction costs are included in the initial carrying value of the instrument.

(p) Non-derivative financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.

Trade and other payables, short-term borrowings and long-term debt are classified as other financial liabilities. Provisions related to the RSU and DSU plans have been classified as FVTPL.

Transaction costs related to financial liabilities classified as FVTPL are recognized immediately into income. For financial liabilities classified as other than FVTPL, transaction costs are included in the initial carrying value of the instrument.

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(q) Derivative instruments, including hedge accounting

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

Hedge accounting

The Company has previously entered into arrangements for the sale of gold. The Company designated this derivative as a cash flow hedge. At the inception of a hedge relationship, the Company formally designated and documented the hedge relationship to which the Company wished to apply hedge accounting and risk management objective and strategy for understanding the hedge. In addition, at the inception of the hedge and on an ongoing basis, the Company documented whether the hedging instrument was effective. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The Company settled its outstanding gold hedge position on May 15, 2013, and discontinued hedge accounting relating to this arrangement on that date.

Gains and losses for the effective portion of the hedging instruments were included in other comprehensive income. Gains and losses for any ineffective portion of hedging instruments were included in net earnings. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net earnings in the period when the hedged items is recognized in profit or loss in the same line of the income statement. Upon discontinuation of hedge accounting, any cumulative gain or loss on the hedging instrument recognized in equity remains deferred in equity until the original forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognized immediately in net earnings.

Provisional pricing

Certain products are “provisionally priced” whereby the selling price is subject to final adjustment up to 150 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract. As is customary in the industry, revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on relevant forward market prices. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as gold and copper, for which there exists active and freely traded commodity markets. The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.

Copper swaps

In order to mitigate a portion of the metal price exposure associated with the time lag between the provisional and final determination of concentrate sales, the Company has entered into cash settled derivative copper contracts to swap future contracted monthly average metal prices for fixed metal prices. At each reporting date, these copper swap agreements are marked to market based on corresponding forward copper prices. The marking to market of copper swap agreements is recorded as an adjustment to sales revenue.

Share purchase warrants

The Company’s share purchase warrants with Canadian dollar exercise prices are derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period.

(r) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are impaired as they are determined to be uncollectible.

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(s) Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(t) Changes in accounting policies

The Company has adopted the following new and revised IFRS policies along with any amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments was issued by the IASB in May 2013. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have a significant impact on the Company’s consolidated financial statements.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation (“IAS 32”), was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of this standard did not have any significant impact on the Company’s consolidated financial statements.

IAS 36, Impairment of assets

IAS 36, Impairment of assets (“IAS 36”), was amended by the IASB in May 2013. The amendment requires the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The adoption of this standard did not have any significant impact on the Company’s consolidated financial statements.

IFRS 2, Share-based payments

IFRS 2, Share-based payments (“IFRS 2”) was amended by the IASB in December 2013. The amendment changes the definitions of “vesting condition” and “market condition” in the standard, and add definitions for “performance condition” and “service condition”. They also clarify that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. These amendments had no impact on the Company’s consolidated financial statements.

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IFRS 3, Business combinations (contingent consideration)

IFRS 3, Business combinations (“IFRS 3”) was amended by the IASB in December 2013. The amendment clarifies the guidance in respect of the initial classification requirements and subsequent measurement of contingent consideration. This will result in the need to measure the contingent consideration at fair value at each reporting date, irrespective of whether it is a financial instrument or a non-financial asset or liability. Changes in fair value will need to be recognized in profit and loss.  These amendments are effective for transactions with acquisition dates on or after July 1, 2014. These amendments had no impact on the Company’s consolidated financial statements.

3. Critical judgments and estimation uncertainties

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(a) Critical judgments in the application of accounting policies

(i) Commencement of commercial production

Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency

The functional currency for each of the Company’s Subsidiaries and Associates is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

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(iii) Determination of economic viability

Management has determined that exploratory drilling, evaluation, development and related costs incurred on Blackwater, Rainy River and New Afton C-zone project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Mineral Reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine (“LOM”) plans.

(iv) Carrying value of long-lived assets and impairment charges

In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, per ounce multiples, unfavourable changes to the legal environment in which the entity operates and evidence of long-term reduced production of the asset. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Indicators of impairment existed at the Mesquite CGU and the Cerro San Pedro CGU (both operating mines) and the Blackwater CGU and the El Morro CGU (both development properties). At Cerro San Pedro and Mesquite the Company updated its Mineral Reserves and Mineral Resources statement, which has reduced the Mineral Reserves and Mineral Resource estimate at the CGU, and updated the LOM plan, which revised the expected production profiles going forward. At Blackwater the decision was made to close the exploration camp and slow down related project activity. On October 7, 2014 the Chilean Supreme Court invalidated the El Morro project’s environmental permit and the permit was subsequently withdrawn by Sociedad Contractual Minera El Morro. The Company has identified the revised production profile of Cerro San Pedro and Mesquite, along with the reduction in Blackwater activity and the continued delays imposed in connection with various legal challenges at El Morro as indicators of impairment and performed an impairment assessment to determine the recoverable amount of these CGUs. The results of the assessment, including the significant estimates and assumptions used, are set out in Note 10.

(v) Determination of CGU

In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualifies as an individual CGU. Each of these assets generates or will have the ability to generate cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.

(vi) Determination of purchase price allocation

Business combinations require the Company to determine the identifiable asset and liability in fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. This requires management to make judgments and estimates to determine the fair value, including the amount of Mineral Reserves and Resources acquired, future metal prices, future operating costs, capital expenditure requirements and discount rates. The Company employs third party independent valuators to assist in this process.

(b) Key sources of estimation uncertainty in the application of accounting policies

(i) Revenue recognition

Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

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(ii) Inventory valuation

Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver contained on leach pads can vary significantly from the estimates.

(iii) Mineral Reserves

The figures for Mineral Reserves and Mineral Resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the Mineral Reserves and estimates. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

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4. Future changes in accounting policies

Depreciation

On May 12, 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment (“IAS 16”), and IAS 38, Intangible Assets (“IAS 38”). In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for reporting periods beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of applying the amendments but does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

Revenue

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contacts with its customers. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2017 with early application permitted. The Company has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

Financial instruments

On July 24, 2014 the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) as a complete standard. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Company has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”).  The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”).  The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments' assets to the entity's assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

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Fair Value Measurement

On December 12, 2013 the IASB amended IFRS 13, Fair Value Measurement (“IFRS 13”).  The amendments clarify that the portfolio exception applies to all contracts within the scope of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) or IFRS 9 regardless of whether they are financial assets or financial liabilities. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Property, Plant and Equipment

On May 12, 2014 the IASB amended IAS 16, Property, Plant, and Equipment (“IAS 16”). The amendments to IAS 16 clarify that the use of revenue-based methods to determine the depreciation of an asset is not appropriate. However, the amendments provide limited circumstances when a revenue-based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014.  IAS 19 was further amended on July 30, 2014.  The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Related Party Disclosures

On December 12, 2013 the IASB amended IAS 24, Related Party Disclosures (“IAS 24”). The amendments clarify the identification and disclosure requirements for related party transactions when key management personnel services are provided by a management entity. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Intangible Assets

On May 12 2014 the IASB amended IAS 38, Intangible Assets (“IAS 38”). The amendments clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue-based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Company’s consolidated financial statements.

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5. Expenses

(a) Operating expenses by nature

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Operating expenses by nature
Raw materials and consumables	174.9	168.4
Salaries and employee benefits	118.0	120.7
Redundancy charges	-	2.4
Repairs and maintenance	27.9	30.1
Contractors	44.1	45.3
Royalties	12.8	13.8
Change in inventories and work-in-progress	(35.7)	(15.5)
Inventory write down (Note 8)	9.0	6.5
Operating leases	25.0	23.5
Drilling and analytical	7.9	7.8
General and administrative	24.3	30.3
Other	2.9	2.2
Total operating expenses	411.1	435.5

(b) Finance costs and income

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Finance costs
Interest on senior unsecured notes	54.0	53.7
Other interest	3.8	3.3
Unwinding of the discount on decommissioning obligations	1.8	1.5
Other finance costs	2.4	3.5
	62.0	62.0
Less: amounts included in cost of qualifying assets	(35.3)	(21.7)
Total finance costs	26.7	40.3
Finance income
Interest income	1.1	2.7

(c) Other (losses) gains

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Other (losses) gains
Unrealized gain on share purchase warrants (i)	8.5	49.3
Loss on foreign exchange	(47.5)	(25.7)
Loss on disposal of assets	(1.7)	(2.6)
Impairment of AFS securities	(0.1)	(3.0)
Ineffectiveness of hedging instruments (ii)	-	9.5
Company’s share of the net loss of El Morro	(0.7)	-
Other	0.8	(1.5)
Total other (losses) gains	(40.7)	26.0

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(i) Share purchase warrants

The Company has outstanding share purchase warrants (“Warrants”), as at December 31, 2014. The Warrants have an exercise price denominated in a currency other than the Company’s functional currency and therefore are classified as a non-hedged derivative liability. The Warrants are measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Gains or losses are recognized in net earnings.

At December 31, 2014, the fair value of the Warrants was $16.9 million (2013 - $27.8 million). For the year ended December 31, 2014, the change in fair value resulted in a gain of $8.5 million and a foreign exchange gain of $2.4 million (2013 – fair value gain of $49.3 million and a foreign exchange gain of $3.2 million).

The following table presents the realized and unrealized gains for the year ended December 31:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Realized gain on fair value of share purchase warrants
Silver Quest Warrants - B	-	0.1
	-	0.1
Unrealized gain (loss) on fair value of share purchase warrants
New Gold Series A	8.5	49.3
Rainy River Warrants	-	(0.1)
	8.5	49.2
Total gain on fair value of share purchase warrants	8.5	49.3

(ii) Ineffectiveness of hedging instruments

On May 15, 2013, the Company settled its outstanding gold hedge contracts, paying $65.7 million to fully close all hedges dated to December 31, 2014 (as described in Note 13(b)). At the settlement date the hedge was deemed to be fully effective and the Company reclassified the cumulative ineffective portion of the hedge from other comprehensive income to net earnings. The Company reclassified $10.0 million upon settlement to net earnings and recognized a loss on the ineffective portion of $0.5 million during the year ended December 31, 2013.

6. Trade and other receivables

	As at December 31
(in millions of U.S. dollars)	2014	2013
Trade and other receivables
Trade receivables	4.8	10.0
Sales tax receivable	28.7	9.9
Unsettled provisionally priced concentrate derivatives and copper swap contracts	(0.4)	(1.2)
Other	1.7	0.6
Total trade and other receivables	34.8	19.3

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7. Trade and other payables

	As at December 31
(in millions of U.S. dollars)	2014	2013
Trade and other payables
Trade payables	31.4	30.5
Interest payable	8.4	8.4
Accruals	55.5	49.7
Current portion of decommissioning obligations (Note 16)	1.7	1.6
Total trade and other payables	97.0	90.2

8. Inventories

	As at December 31
(in millions of U.S. dollars)	2014	2013
Inventories
Heap leach ore	185.0	146.2
Work-in-process	12.8	8.9
Finished goods(1)	11.5	14.5
Stockpile ore	2.4	2.5
Supplies	42.3	40.9
	254.0	213.0
Less: non-current inventories(2)	(66.5)	(31.0)
Total current inventories	187.5	182.0
1.	The amount of inventories recognized in operating expenses for the year ended December 31, 2014 was $384.1 million (2013 – $421.7 million).
2.	Heap leach inventories of $66.5 million (December 31, 2013 – $31.0 million) are expected to be recovered after one year.

During the year ended December 31, 2014 the Company wrote down $10.4 million of inventory of which $9.0 million was included in operating expenses and $1.4 million was included in depreciation and depletion. (2013 – $6.5 million in operating expenses and $0.8 million in depreciation and depletion) as a result of net realizable value and recoverability analysis performed at the reporting date, the majority of which related to Cerro San Pedro. At Cerro San Pedro, during its annual update of its LOM plan, the Company estimated that the long-term recoverable silver ounces on the pad at Cerro San Pedro had reduced by 1.3 million ounces. In addition, the net realizable value of finished goods was lower than the weighted average production costs. As a result, the Company wrote down the silver inventory and recorded a charge of $9.7 million in net loss. The write-down consisted of $8.5 million included in operating expenses and $1.2 million included in depreciation and depletion.

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9. Mining interest

	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2012	1,499.7	1,327.9	664.3	54.7	9.7	3,556.3
Additions	66.6	113.9	31.3	120.4	-	332.2
Acquisition of Rainy River	-	352.2	1.3	-	-	353.5
Disposals	-	-	(9.3)	-	-	(9.3)
Impairments	(338.1)	(70.7)	(6.3)	-	-	(415.1)
Government grants	-	(5.7)	-	-	-	(5.7)
Transfers	121.9	(26.9)	54.4	(149.4)	-	-
As at December 31, 2013	1,350.1	1,690.7	735.7	25.7	9.7	3,811.9
Additions	68.7	58.3	3.9	208.3	7.5	346.7
Disposals	-	-	(15.5)	-	(9.7)	(25.2)
Impairments (Note 10)	(75.0)	(334.7)	(18.7)	(6.7)	-	(435.1)
Government grants	-	(25.7)	-	-	-	(25.7)
Transfers	81.5	(36.0)	44.0	(89.5)	-	-
As at December 31, 2014	1,425.3	1,352.6	749.4	137.8	7.5	3,672.6
Accumulated depreciation
As at December 31, 2012	254.6	-	166.8	-	-	421.4
Depreciation for the year	134.2	-	68.7	-	-	202.9
Disposals	-	-	(6.3)	-	-	(6.3)
Impairments	(139.8)	-	(2.8)	-	-	(142.6)
As at December 31, 2013	249.0	-	226.4	-	-	475.4
Depreciation for the year	157.2	-	86.1	-	-	243.3
Disposals	-	-	(15.5)	-	-	(15.5)
Impairments (Note 10)	(29.4)	-	(9.9)	-	-	(39.3)
As at December 31, 2014	376.8	-	287.1	-	-	663.9
carrying amount
As at December 31, 2013	1,101.1	1,690.7	509.3	25.7	9.7	3,336.5
As at December 31, 2014	1,048.5	1,352.6	462.3	137.8	7.5	3,008.7

The Company capitalized interest of $35.3 million for the year ended December 31, 2014 (2013 – $21.7 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.74% (2013 – 6.74%).

Government grants

The province of British Columbia provides an incentive for exploration in British Columbia as a refundable tax credit. The credit is based on 20% of qualifying exploration plus 10% additional credit if the exploration is carried out in a pine beetle affected area. This refundable tax credit is treated as government assistance and reduces mining interest or is included within net earnings when receivable. For the year ended December 31, 2014, the Company received $24.4 million (2013 - $5.7 million) with $20.5 million reducing mining interest and $3.9 million included within net loss (2013 – $5.7 million reducing mining interest).

The Canadian federal government provides an incentive for pre-production exploration and development as an investment tax credit against future tax payable. The credit is based on 10% of qualifying pre-production exploration and development. This tax credit is treated as government assistance and reduces mining interest or is included within net earnings when receivable. For the year ended December 31, 2014, the Company received $5.2 million of investment tax credits, all of which reduced mining interest.

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Asset acquisition

On January 1, 2015 the Company completed the acquisition of Bayfield Ventures Corp. Under the terms of the acquisition, the Company acquired all of Bayfield’s assets which include a 100% interest in three mineral properties, totalling 10 square kilometres, located adjacent to New Gold’s Rainy River project in northwestern Ontario. The acquisition will be accounted for as a purchase of assets and assumption of liabilities by the Company.

Disposal of exploration and evaluation asset

On October 14, 2014 the Company disposed of its interest in the Rio Figueroa exploration and evaluation asset located in Chile, in exchange for a 3% NSR royalty. The transaction was accounted for as an exchange of assets with the 3% NSR royalty recognized at its fair value of $7.5 million at the date of acquisition.

Carrying amount by property as at December 31, 2014:

	As at December 31, 2014
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	745.2	3.7	266.7	33.9	1,049.5
Mesquite	179.5	-	94.8	9.6	283.9
Peak Mines	123.8	17.5	77.1	12.4	230.8
Cerro San Pedro	-	-	-	-	-
Rainy River	-	383.7	1.1	81.9	466.7
Blackwater	-	508.8	15.5	-	524.3
El Morro	-	438.7	-	-	438.7
Other(1)	-	7.7	7.1	-	14.8
Carrying amount as at December 31, 2014	1,048.5	1,360.1	462.3	137.8	3,008.7
1.	Other includes corporate balances and exploration properties.
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Carrying amount by property as at December 31, 2013:

	As at December 31, 2013
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	783.1	-	300.3	3.7	1,087.1
Mesquite	166.3	26.2	86.3	1.1	279.9
Peak Mines	121.4	27.4	84.5	17.0	250.3
Cerro San Pedro	30.3	-	9.6	3.9	43.8
Rainy River	-	377.0	1.2	-	378.2
Blackwater	-	827.0	18.9	-	845.9
El Morro	-	433.1	-	-	433.1
Other(1)	-	9.7	8.5	-	18.2
Carrying amount as at December 31, 2013	1,101.1	1,700.4	509.3	25.7	3,336.5
1.	Other includes corporate balances and exploration properties.

10. Impairment

In accordance with the Company’s accounting policies, the recoverable amount of a CGU is estimated when an indication of impairment exists. Indicators of impairment existed at the Mesquite CGU and the Cerro San Pedro CGU (both operating mines) and the Blackwater CGU and the El Morro CGU (both development properties). At Mesquite and Cerro San Pedro the Company updated its Mineral Reserves and Mineral Resources statements, which has reduced the Mineral Reserves and Mineral Resource estimate at the CGUs, and updated the LOM plans, which revised the expected production profiles for each mine going forward. At Blackwater the decision was made to close the exploration camp and slow down related project activity. On October 7, 2014 the Chilean Supreme Court invalidated the El Morro project’s environmental permit and the permit was subsequently withdrawn by Sociedad Contractual Minera El Morro. The Company has identified the revised production profile of Mesquite and Cerro San Pedro, along with the reduction in Blackwater activity and the continued delays imposed in connection with various legal challenges at El Morro as indicators of impairment and performed an impairment assessment to determine the recoverable amount of these CGUs.

For the year ended December 31, 2014, the Company recorded after-tax impairment charges of $393.8 million within income from operations (2013 - $206.3), as noted below:

		Year ended December 31, 2014
(in millions of U.S. dollars)	Cerro San Pedro	Blackwater	Total
Impairment charge included within income from operations
Blackwater non-depletable mining interest	-	334.7	334.7
Cerro San Pedro depletable mining interest	45.7	-	45.7
Cerro San Pedro plant & equipment	15.4	-	15.4
Total impairment charge before tax	61.1	334.7	395.8
Tax recovery	(2.0)	-	(2.0)
Total impairment charge after tax	59.1	334.7	393.8

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	Year ended December 31, 2013
(in millions of U.S. dollars)	Cerro San Pedro	Peak Mines	Total
Impairment charge included within income from operations
Cerro San Pedro plant & equipment	3.5	-	3.5
Cerro San Pedro depletable mining interest	191.9	-	191.9
Cerro San Pedro non-depletable mining interest	70.7	-	70.7
Peak Mines depletable mining interest	-	6.4	6.4
Total impairment charge before tax	266.1	6.4	272.5
Tax recovery	(64.2)	(2.0)	(66.2)
Total impairment charge after tax	201.9	4.4	206.3

(i) Methodology and key assumptions

Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: New Afton, Mesquite, Peak Mines, Cerro San Pedro, Rainy River, Blackwater and El Morro. Other assets consist of corporate assets and exploration properties.

As outlined in the accounting policies, the Company uses the fair value less cost of disposal to determine the recoverable amount as it believes that this will generally result in a value greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. Key estimates and judgments used in the fair value less cost of disposal calculation are estimates of production levels, operating costs and capital expenditures reflected in the Company’s LOM plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, silver and copper prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

Life-of-Mine plans

Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, exchange assumptions, operating costs and capital costs. Current LOM plans range from one to 17 years with an average mine life of 10 years. LOM plans use Proven and Probable Mineral Reserves only and do not utilize Mineral Resource estimates for a CGU. When options exist for the future extraction and processing of these Resources, an estimate of the value of the unmined Mineral Resources (also referred to as in-situ ounces), along with an estimate of value of exploration potential is included in the determination of fair value.

In-situ ounces and exploration potential

In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated using an enterprise value per equivalent resource ounce, with the enterprise value based on the market capitalization of a subset of publicly traded companies. A higher in-situ value has been applied to the operating and active development CGUs while a lower in-situ value has been applied to longer term development projects. Estimated exploration potential has been determined by the Company based on industry standard multiples.

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Land Holdings

Land value has been estimated on a per hectare basis with reference to recent comparable land purchases.

Discount rates

When discounting estimated future cash flows, the Company uses a real after-tax discount rate that is designed to approximate what market participants would assign. This discount rate is calculated using the Capital Assets Pricing Model (“CAPM”) with an additional premium applied as needed to reflect development or jurisdictional risk. The CAPM model includes market participant’s estimates for equity risk premium, cost of debt, target debt to equity, risk free rates and inflation. For the December 31, 2014 impairment analysis, real discount rates of between 5% and 8% were used with an average rate of 5.80%.

Commodity prices and exchange rates

Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For the December 31, 2014 impairment analysis the following commodity prices and exchange rate assumptions were used:

(in U.S. dollars, except where noted)	2015 - 2019 Average	Long term
Commodity prices
Gold ($/ounce)	1,260	1,300
Silver ($/ounce)	20.14	20.00
Copper ($/pound)	3.20	3.00
Exchange rates
CAD:USD	1.13	1.11
AUD:USD	1.19	1.11
MXN:USD	12.45	11.00
CLP:USD	538	538

Significant judgments and assumptions are required in making estimates of fair value. It should be noted that the CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency exchange rates, discount rates, production and operating and capital costs. An adverse change in one or more of the assumptions used to estimate fair value could result in a reduction in a CGU’s fair value.

(ii) Impact of impairment tests

As noted above, at December 31, 2014, it was determined that there were indicators of impairment for the Mesquite CGU, the Cerro San Pedro CGU, the Blackwater CGU and the El Morro CGU. The Company calculated the recoverable amount of these CGUs using the fair value less cost of disposal method as noted above. For the year ended December 31, 2014 the Company recorded pre-tax impairment charges of $395.8 million, $393.8 million net of tax (2013 - $272.5 million, $206.3 million net of tax) within income from operations related to CGU level impairments, as noted above.

The fair value of the Cerro San Pedro CGU has been significantly impacted by the short and medium-term gold and silver commodity prices and the revised expected residual leach production profile. The fair value of the Blackwater CGU has been significantly impacted by the timing of expected cash flows and the lower in-situ value applied to longer term development projects, in addition to a lower gold price assumption.

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The recoverable amount of Mesquite and El Morro exceeded their carrying value and accordingly no impairment charges were recorded for these CGUs at the CGU level.

(iii) Sensitivity analysis

After effecting the impairments for Cerro San Pedro and Blackwater, the fair value of each of these CGUs is assessed as being equal to their respective carrying amounts as at December 31, 2014. Any variation in the key assumptions used to determine fair value would result in a change of the assessed fair value. If the variation in the assumptions had a negative impact on fair value, it could indicate a requirement for additional impairment to the CGU. It is estimated that changes in the key assumptions would have the following approximate impact on the fair value of Cerro San Pedro and Blackwater at December 31, 2014:

(in millions of U.S. dollars)	Cerro San Pedro	Blackwater
Impact of changes in the key assumptions used to determine fair value
$100 per ounce change in gold price	13.0	221.0
0.5% change in discount rate	0.5	73.0
5% change in exchange rate	7.0	136.0
5% change in operating costs	12.0	67.0
5% change in in-situ ounces	-	3.0

11. Investment in associate

The Company holds a 30% interest in Sociedad Contractual Minera El Morro (“SCM El Morro”), which holds the El Morro project, a development copper-gold project located in the Atacama region of north-central Chile. Goldcorp Inc. (“Goldcorp”) holds the remaining 70% interest in the project after completion of the Acquisition and Funding Agreement (the “Agreement”) with the Company on February 16, 2010.

As part of the Agreement, the Company received $50.0 million from Goldcorp. The Company has recorded the $50.0 million, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into net earnings at the commencement of commercial production over the life of the amended shareholder’s agreement. Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production, as outlined in Note 12 (c).

The Company accounts for its investment in SCM El Morro using equity method accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the net earnings after the date of acquisition. The Company adjusts SCM El Morro’s financial results to give effect to uniform accounting policies. The amount recorded in net loss for the year ended December 31, 2014 related to SCM El Morro is a loss of $0.7 million (2013 – $nil). The Company does not capitalize general borrowing interest to the project as it is accounted for as an equity investment. The Company includes the carrying amount of SCM El Morro within mineral interests.

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El Morro is a private entity that is not listed on any public exchange. The following table illustrates the summarized financial information for the Company’s investment in SCM El Morro:

	As at December 31
(in millions of U.S. dollars)	2014	2013
Investment in SCM El Morro
Current assets	3.1	1.2
Non-current assets	291.3	271.5
Current liabilities	(16.0)	(14.7)
Equity	278.4	258.0
Portion of the Company’s ownership	30%	30%
The Company’s share of net assets in Associate	83.5	77.4
Initial purchase price allocation and other consolidation entries	355.9	355.7
Company’s share of the net loss of El Morro(1)	(0.7)	-
Carrying amount of the investment	438.7	433.1
1.	The Company’s share of the net loss of SCM El Morro has been included within other (losses) gains.

12. Long-term debt

Long-term debt consists of the following:

	As at December 31
(in millions of U.S. dollars)	2014	2013
Long-term debt
Senior unsecured notes - due April 15, 2020 (a)	294.2	293.3
Senior unsecured notes - due November 15, 2022 (b)	491.6	490.8
El Morro funding loan (c)	88.5	78.4
Revolving credit facility (d)	-	-
Total long-term debt	874.3	862.5

(a) Senior Unsecured Notes – due April 15, 2020

On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes (“2020 Unsecured Notes”). As at December 31, 2014 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 in each year.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2020 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

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The 2020 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to April 15, 2016 at a redemption price of 100% of the aggregate principal amount of the 2020 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.
•	During the 12-month period beginning on April 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2020 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:
Date	Redemption prices (%)
2016	103.50%
2017	101.75%
2018 and thereafter	100.00%

(b) Senior Unsecured Notes – due November 15, 2022

On November 15, 2012, the Company issued $500.0 million of Senior Unsecured Notes (“2022 Unsecured Notes”). As at December 31, 2014 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 in each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the 2022 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.
•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:
Date	Redemption prices (%)
2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(c) El Morro funding loan

The Company owns a 30% interest in the Chilean company SCM El Morro with Goldcorp Inc. (“Goldcorp”) holding the remaining 70% interest.  SCM El Morro is the operator of the El Morro project.

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Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.

The interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. For the year ended December 31 2014, non-cash investing activities were $6.3 million (2013 – $9.9 million) excluding accrued interest, and represent the Company’s share of contributions to El Morro funded by Goldcorp. The loan is secured against all rights and interests of the Company’s Chilean subsidiaries, including a pledge of the SCM El Morro shares, limiting recourse to the Company’s investment in its Chilean subsidiaries.

(d) Revolving credit facility

On August 14, 2014, the Company replaced its $150.0 million revolving credit facility (due to expire on December 14, 2014) with a $300.0 million revolving credit facility (the “Facility”) which expires on August 14, 2018. The Facility also provides the Company with the option, subject to commitments, to draw an additional $50.0 million above and beyond the base $300.0 million. The terms of the Facility result in a reduction in pricing compared to the replaced revolving credit facility. Net debt will continue to be used to calculate leverage for the purpose of covenant tests and pricing levels and the Facility contains two financial covenant tests, minimum interest coverage ratio and maximum leverage ratio, with the Facility no longer requiring the minimum tangible net worth test which was required under the replaced revolving credit facility. The Facility also contains a lower limit on the minimum interest coverage ratio and a higher limit on the maximum leverage ratio.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		Year ended December 31
	Financial covenant	2014	2013
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	5.3 : 1	5.7 : 1
Maximum leverage ratio (net debt to EBITDA)	<3.5 : 1	1.6 : 1	1.3 : 1

The interest margin on drawings under the Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.51% as at December 31, 2014 (2013 – 0.63% under the previous facility).

As at December 31, 2014, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro, A$10.2 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s reclamation requirements, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$3.3 million for Blackwater’s reclamation requirements, and $1.5 million relating to workers’ compensation security at Mesquite. The annual fees are 1.35% of the value of the outstanding letters of credit which totalled $41.7 million as at December 31, 2014 (2013 - $43.1 million).

Subsequent to the year end, on January 16, 2015 a letter of credit for C$14.3 million was issued to the Ministry of Northern Development and Mines in Ontario, to satisfy the first part of the closure plan phased bonding requirement at the Rainy River project. The bonding requirement will increase through the initial years of the project according to the phasing plan, in line with expected development and operational activities at the site.

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13. Derivative instruments

(a) Provisionally priced contracts

During the period, the Company had provisionally priced sales for which price finalization is outstanding at the statement of financial position date. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue. The following tables summarize these realized and unrealized gains (losses):

Year ended December 31, 2014
(in millions of U.S. dollars)	Gold	Copper	Total
gains (losses) on the provisional pricing of concentrate sales
Realized	(1.8)	(7.8)	(9.6)
Unrealized	(0.3)	(8.1)	(8.4)
Total gains (losses)	(2.1)	(15.9)	(18.0)
Year ended December 31, 2013
(in millions of U.S. dollars)	Gold	Copper	Total
gains (losses) on the provisional pricing of concentrate sales
Realized	(7.4)	(8.6)	(16.0)
Unrealized	(1.5)	2.8	1.3
Total gains (losses)	(8.9)	(5.8)	(14.7)

As at December 31, 2014 the Company’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 30,000 ounces of gold and 51.2 million pounds of copper.

The Company enters into copper swap contracts to reduce exposure to copper prices. Realized and unrealized gains (losses) are recorded as revenue. The following table summarizes these realized and unrealized gains (losses):

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Gains (losses) on copper swap contracts
Realized	1.6	4.3
Unrealized	8.0	(2.5)
Total gains (losses)	9.6	1.8

As at December 31, 2014, the notional amount of copper underlying the swaps outstanding was 48.4 million pounds with settlement periods ranging from January 2015 to June 2015.

(b) Gold hedging contracts

On May 15, 2013, the Company eliminated its legacy gold hedges that were associated with the 2008 project financing put in place to develop Mesquite. The Company paid $65.7 million to fully close all hedges dated to December 2014. Hedge accounting with respect to these contracts was discontinued on May 15, 2013.

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Prior to the discontinuance of hedge accounting, the net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, was reclassified to net earnings as contracts were settled on a monthly basis. The amount of such reclassification was dependent upon fair values and the amounts of the contracts settled.

At the closing date of the hedge on May 15, 2013, the Company had unrecognized losses related to the gold hedging contracts of $46.3 million, which remained deferred in other reserves and are released to net loss in the same period in which the original designated underlying forecast sales were to occur. For the year ended December 31, 2014 the Company transferred $27.3 million of these losses to net loss (2013 - $18.7 million).

The following table summarizes hedging gains (losses) in other comprehensive income:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Effective portion of change in fair value of hedging instruments
Gold hedging contracts – unrealized	-	18.1
Gold hedging contracts – realized	27.3	32.5
Deferred income tax	(11.2)	(20.7)
Total hedging gains (losses) in other comprehensive income	16.1	29.9

(c) Share purchase Warrants

The following table summarizes information about the outstanding Warrants.

Warrant Series	Number of warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	C$
Outstanding Warrants
At December 31, 2014
New Gold Series A	27,850	27,850	15	June 28, 2017
Rainy River Warrants	50	50	20	February 2, 2017
Total outstanding warrants	27,900	27,900
At December 31, 2013
New Gold Series A	27,850	27,850	15	June 28, 2017
Rainy River Warrants	50	50	20	February 2, 2017
Total outstanding warrants	27,900	27,900

The Warrants are classified as a non-hedged derivative liability recorded at FVTPL liability due to the currency of the Warrants. The Warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore, the Warrants are fair valued using the market price with gains or losses recorded in net loss.

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14. Share capital

At December 31, 2014, the Company had unlimited authorized common shares and 504.7 million common shares outstanding.

(a) No par value common shares issued

	Number of shares
(in millions of U.S. dollars, except where noted)	(000s)
No par value common shares issued
Balance at December 31, 2012	476,003	2,618.4
Exercise of options (i)	1,521	8.5
Exercise of warrants	39	0.2
Acquisition of Rainy River	25,874	188.2
Balance at December 31, 2013	503,437	2,815.3
Exercise of options (i)	560	2.6
Issuance of shares for land purchases	681	3.0
Balance at December 31, 2014	504,678	2,820.9

(i) Exercise of options

For the year ended December 31, 2014, the Company issued 0.6 million common shares pursuant to the exercise of stock options (2013 – 1.5 million). The Company received proceeds of $1.6 million (2013 - $5.0 million) from these exercises and transferred $1.0 million (2013 - $3.5 million) from contributed surplus.

(ii) Acquisition of Bayfield Ventures

Subsequent to the year end, on January 1, 2015, the Company acquired Bayfield Ventures Corp. and in connection with that acquisition, the Company issued 3.8 million common shares. The shares issued were valued at C$5.21 for total consideration of $16.8 million.

(b) Share-based payment expenses

The following table summarizes share-based payment expenses for the year ended December 31:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Share-based payment expenses
Stock option expense (i)	5.2	8.1
Performance share unit expense (ii)	1.8	0.8
Restricted share unit expense(1) (iii)	2.3	0.3
Deferred share unit expense (iv)	0.2	(0.1)
	9.5	9.1
1.	For the year ended December 31, 2014 $2.0 million (2013 – $0.6 million) of restricted share unit expense was recognized in operating expenses.

(i) Stock options

Under the Company’s Stock Option Plan (the “Plan”), the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 3.5% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of certain options granted under the Plan is the five-day volume weighted average share price preceding the grant date. Other options have the exercise price equal to the share price on the date of issuance. Options granted under the Plan expire no later than the fifth or seventh anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board. Options granted under the Plan are settled for equity. The Company has incorporated an estimated forfeiture rate for stock options that will not vest.

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The following table presents the changes in the Plan:

	Number of options	Weighted avg. exercise price
	(000s)	C$
Changes to the plan
Balance at December 31, 2012	10,939	5.96
Granted	1,689	9.46
Exercised	(1,521)	3.40
Forfeited	(198)	10.41
Expired	(595)	7.89
Balance at December 31, 2013	10,314	6.72
Granted(1)	4,673	5.41
Exercised	(560)	3.15
Forfeited	(320)	9.25
Expired	(177)	7.40
Balance at December 31, 2014	13,930	6.35

1.	During the year ended December 31, 2014 the 2013 options were granted in February 2014 and the 2014 options were granted in December 2014.

The weighted average fair value of the stock options granted during the year ended December 31, 2014 was C$2.10 (2013 – C$4.40). Options were priced using a Black-Scholes option-pricing model. Expected volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company’s share price. The grant date fair value will be amortized as part of compensation expense over the vesting period.

The Company had the following weighted average assumptions in the Black-Scholes option-pricing model:

	Year ended December 31
	2014	2013
Weighted average assumptions in the Black-Scholes option-pricing model
Grant price	C$5.39	C$10.01
Expected dividend yield	-	-
Expected volatility	49%	60%
Risk-free interest rate	1.18%	0.61%
Expected life of options	3.7 years	3.7 years

At December 31, 2014 the Company had 7.8 million stock options that were exercisable with a weighted average exercise price of C$6.14 (2013 – 6.8 million with a weighted average exercise price of C$5.05). For the year ended December 31, 2014, the weighted average share price on the date of exercise was C$6.03 (2013 – C$8.31). The options vest one third a year over a three-year period beginning on the first anniversary of the grant date.

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The following table summarizes information about the stock options outstanding as at December 31, 2014:

	Options outstanding			Options exercisable
	Weighted avg. remaining contractual life	Number of options outstanding	Weighted avg. exercise price	Weighted avg. remaining contractual life	Number of options outstanding	Weighted avg. exercise price
Exercise price C$	(years)	(000s)	C$	(years)	(000s)	C$
0.87 - 0.99	0.7	100.0	0.87	0.7	100.0	0.87
2.00 - 2.99	1.1	610.6	2.64	1.1	610.6	2.64
3.00 - 3.99	1.4	2,440.0	3.21	1.4	2,440.0	3.21
4.00 - 4.99	4.2	3,626.9	4.67	2.1	998.0	4.39
5.00 - 5.99	2.8	494.1	5.69	0.9	216.3	5.88
6.00 - 6.99	4.2	1,792.8	6.32	3.8	65.3	6.40
7.00 - 7.99	3.1	1,513.8	7.65	3.1	1,359.3	7.66
8.00 - 8.99	2.6	273.0	8.70	2.7	232.0	8.73
9.00 - 9.99	1.4	93.5	9.59	1.4	93.5	9.59
10.00 - 10.99	3.1	1,336.3	10.05	3.0	541.5	10.10
11.00 - 11.99	2.1	1,574.0	11.87	2.1	1,053.0	11.87
12.00 - 12.22	1.9	75.0	12.22	1.9	75.0	12.22
Total options	3.0	13,930.0	6.35	2.0	7,784.5	6.14

(ii) Performance share units

Performance share units (“PSUs”) are granted under the Company’s long-term incentive plan (“LTIP”). PSUs vest on their entitlement date. The number of shares to be issued (or the amount of cash to be paid) on the entitlement date of PSU will vary from 50% to 150% of the number of the PSUs granted, depending on (“Achieved Performance”) New Gold’s total shareholder return compared to the return of the S&P/TSX Global Gold Index (the “Index”) for each year in the three calendar years after the year of service to which the award relates and over that three-year period (each, a “Measurement Period”).  If New Gold’s total shareholder return exceeds the return of the Index in a Measurement Period, the Achieved Performance for that period will be over 100%.  Similarly, if New Gold’s total shareholder return is less than the return of the Index in a Measurement Period, the Achieved Performance for that period will be less than 100%.  On the entitlement date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of PSUs and the Achieved Performance; or (ii) at the discretion of the Board, by the issuance of the equivalent number of common shares of New Gold as the number of PSUs multiplied by the Achieved Performance, in lieu of a cash payment, or (iii) a combination of both. Under the Company’s LTIP, the maximum number of shares reserved for exercise of PSUs granted by the company may not exceed 1.25% of the Company’s shares issued and outstanding at the time the PSUs are granted.

On April 30th, 2014, at the Company’s annual general and special meeting of shareholders, the terms of the PSUs were modified to allow, at the discretion of the Board, the issuance of the equivalent number of common shares in lieu of a cash payment. This modification resulted in the PSUs being reclassified as equity settled share-based payments and the outstanding liability at April 30, 2014 was transferred to contributed surplus. The fair value of PSUs is established using the Monte Carlo option pricing model which considers the future risk-free interest rate, future dividend payments, future share price volatility and the correlation between the Company’s total return performance relative to the Index. As outlined above the correlation between the Company’s total return performance relative to the Index will determine number of units expected to vest, which is estimated at the grant date. The fair value of PSUs is amortized as part of compensation expense over the vesting period.

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The Company issued 1.6 million PSUs for the year ended December 31, 2014 (2013 – 0.6 million). At December 31, 2014 the Company had 2.0 million PSUs outstanding with a weighted average fair value of C$5.37. The table below presents changes to the number of PSUs outstanding under the LTIP.

(iii) Restricted share units

Restricted share units (“RSUs”) are granted under the LTIP. Each RSU allows the recipient, subject to certain plan restrictions, to receive cash on the vesting date equal to the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days prior to the vesting date. RSUs vest in three equal annual instalments commencing no later than 12 months from the end of the year for which the performance is being rewarded. As the Company is required to settle RSUs in cash, it will record an accrued liability and record a corresponding compensation expense. The RSU is a financial instrument that will be fair valued at each reporting date based on the five-day volume weighted average price of the Company’s common shares. The changes in fair value will be included in the compensation expense for that period. It is expected that the liability will be included in the determination of net earnings over the next 1.7 years (2013 – 1.7 years). The table below presents changes to the number of RSUs outstanding under the LTIP.

(iv) Deferred share units

In 2010, the Company established a deferred share unit (“DSU”) plan for the purposes of strengthening the alignment of interests between eligible directors of the Company and shareholders by linking a portion of the annual director compensation to the future value of the Company’s common shares.

A director is only entitled to payment in respect of the DSUs granted to him or her when the director ceases to be a director of the Company for any reason. On termination, the Company shall redeem each DSU held by the director for payment in cash, being the product of: (i) the number of DSUs held by the director on ceasing to be a director and (ii) the greater of either (a) the weighted average trading price or (b) the average of daily high and low board lot trading prices of the Company’s common shares on the TSX for the five consecutive trading days immediately prior to the date of termination.

As the Company is currently required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense. DSUs are financial instruments that will be fair valued at each reporting date based on the performance measurement criteria. The table below presents the changes to the DSU plan.

(in thousands of units)	PSU number of units	RSU number of units	DSU number of units
Changes to the LTIP and DSU plan
Balance at December 31, 2012	-	610	79
Granted	560	575	68
Settled/Exercised	-	(606)	-
Forfeited	(20)	(82)	-
Balance at December 31, 2013	540	497	147
Granted(1)	1,550	2,456	88
Settled/Exercised	-	(611)	-
Forfeited	(101)	(118)	-
Balance at December 31, 2014	1,989	2,224	235
1.	During the year ended December 31, 2014 the 2013 PSUs and RSUs awards were granted in February 2014 and the 2014 PSUs and RSUs awards were granted in December 2014.
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(c) Loss per share

The following table sets out the computation of diluted loss per share:

	Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013
Computation of diluted loss per share
Net loss	(477.1)	(191.2)
Basic weighted average number of shares outstanding (in millions)	503.9	488.0
Dilution of securities:
Stock options	-	-
Diluted weighted average number of shares outstanding (in millions)	503.9	488.0
Net (loss) earnings per share:
Basic	(0.95)	(0.39)
Diluted	(0.95)	(0.39)

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the Company’s common shares of C$5.95 for the year ended December 31, 2014 (2013 – C$7.48), or the inclusion of the equity securities had an anti-dilutive effect on net loss.

For the periods in which the Company records a loss, diluted loss per share is calculated using basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	Year ended December 31
(in millions of units)	2014	2013
Equity securities excluded from the computation of diluted earnings per share
Stock options	13.9	10.3
Warrants	27.9	27.9
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15. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Current income and mining tax expense (recovery)
Canada	4.4	2.0
United States	(8.3)	(2.1)
Australia	6.5	(5.9)
Mexico	1.0	11.9
Other	0.9	(0.2)
	4.5	5.7
Deferred income and mining tax expense (recovery)
Canada	47.4	17.9
United States	(15.5)	25.0
Australia	(5.7)	10.0
Mexico	(7.9)	(58.7)
Other	44.8	(0.3)
	63.1	(6.1)
Total income tax expense	67.6	(0.4)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Loss before taxes	(409.5)	(191.6)
Canadian federal and provincial income tax rates	25.9%	25.8%
Income tax expense based on above rates	(106.1)	(49.4)
Increase (decrease) due to
Non-taxable income	(20.1)	(3.3)
Non-deductible expenditures	17.3	12.5
Non-deductible Blackwater impairment charge	86.7	-
Different statutory tax rates on earnings of foreign subsidiaries	(7.4)	(5.9)
Foreign exchange on non-monetary assets and liabilities	(2.1)	4.0
Other foreign exchange differences	26.4	10.7
Prior years adjustments relating to tax provision and tax returns	4.4	4.9
Canadian mining tax	9.5	4.2
Mexican special duty tax	(1.5)	3.0
Uncertain tax position	0.2	1.2
Withholding tax	0.6	0.7
Rate change in period	47.9	0.2
Change in unrecognized deferred tax assets	12.1	18.2
Other	(0.3)	(1.4)
Income tax expense	67.6	(0.4)

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Effective April 1, 2013, the British Columbia corporate tax rate increased from 10% to 11%. This resulted in an increase to the statutory tax rate to 25.9% compared to 25.8% in the comparative periods.

A Mexican Tax Reform Bill was published by the Official Gazette on December 11, 2013 and took effect on January 1, 2014. This enacted legislation included the imposition of a tax deductible 7.5% Special Mining Duty based on earnings before the deduction of interest, taxes, depreciation and amortization. The legislation also included the imposition of an additional 0.5% Extraordinary Mining Duty on precious metals revenue as well as maintaining the corporate tax rate at 30% as opposed to reducing it to 28% as originally planned. For the year ended December 31, 2014, the Company recognized a non-cash deferred tax recovery of $1.5 million (2013 – expense of $3.0 million) in relation to the Special Mining Duty, which is recorded within the income tax expense section of the consolidated income statement, as it is considered an income tax. The Extraordinary Mining Duty is considered a royalty and it is recorded in operating expenses.

A deferred tax expense of $46.8 million has been recorded during the year ended December 31, 2014 as a result of the change in the tax rate used in Chile from 20% to 35% due to the enactment of new legislation which was published in the Chilean Official Gazette on September 29, 2014. This adjustment is included in the rate reconciling item of $47.9 million for rate change in the year.

The following tables provides analysis of the deferred tax assets and liabilities as at December 31, 2014:

				As at December 31, 2014
(in millions of U.S. dollars)	Canada	USA	Australia	Mexico	Chile	Other	Total
Deferred tax assets
Unused non-capital losses	68.7	12.5	-	-	-	-	81.2
Investment tax credits / government assistance	44.8	-	-	-	-	-	44.8
Alternative minimum tax credits	-	10.3	-	-	-	-	10.3
Decommissioning obligations	4.8	4.3	4.9	6.2	-	-	20.2
Accrued liabilities and provisions	0.5	0.3	3.3	0.8	-	-	4.9
Ontario Mining Tax	1.1	-	-	-	-	-	1.1
Other	4.2	-	-	1.6	-	-	5.8
	124.1	27.4	8.2	8.6	-	-	168.3
Deferred tax liabilities
Mining interests	(175.6)	(65.5)	(47.1)	-	(108.9)	-	(397.1)
Property, plant and equipment	(16.1)	(34.8)	2.2	(7.7)	-	-	(56.4)
British Columbia Mining Tax	(24.7)	-	-	-	-	-	(24.7)
Mexican Mining Royalty	-	-	-	(0.8)	-	-	(0.8)
Other	(3.4)	(6.6)	(1.6)	(2.3)	-	(2.0)	(15.9)
	(219.8)	(106.9)	(46.5)	(10.8)	(108.9)	(2.0)	(494.9)
Deferred income tax liabilities, net(1)	(95.7)	(79.5)	(38.3)	(2.2)	(108.9)	(2.0)	(326.6)

1.	Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

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					As at December 31, 2013
(in millions of U.S. dollars)	Canada	USA	Australia	Mexico	Chile	Other	Total
Deferred tax assets
Unused non-capital losses	66.9	2.9	-	-	-	0.2	70.0
Investment tax credits / government assistance	44.2	-	-	-	-	-	44.2
Alternative minimum tax credits	-	10.3	-	-	-	-	10.3
Derivative instruments / hedging	-	5.7	-	-	-	-	5.7
Decommissioning obligations	4.5	4.3	5.0	6.5	-	-	20.3
Accrued liabilities and provisions	0.6	0.3	3.3	0.6	-	-	4.8
British Columbia Mining Tax	3.0	-	-	-	-	-	3.0
Ontario Mining Tax	4.2	-	-	-	-	-	4.2
Other	6.9	-	-	1.6	-	-	8.5
	130.3	23.5	8.3	8.7	-	0.2	171.0
Deferred tax liabilities
Mining interests	(160.2)	(69.2)	(49.4)	3.8	(71.4)	-	(346.4)
Property, plant and equipment	21.4	(33.8)	1.3	(3.8)	-	-	(14.9)
British Columbia Mining Tax	(2.5)	-	-	-	-	-	(2.5)
Mexican Mining Royalty	-	-	-	(2.7)	-	-	(2.7)
Other	(3.6)	(4.4)	(1.8)	(2.5)	-	(2.2)	(14.5)
	(144.9)	(107.4)	(49.9)	(5.2)	(71.4)	(2.2)	(381.0)
Deferred income tax liabilities, net(1)	(14.6)	(83.9)	(41.6)	3.5	(71.4)	(2.0)	(210.0)

1.	Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The following table outlines the movement in the net deferred tax liabilities:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Movement in the net deferred tax liabilities
Balance at the beginning of the year	(210.0)	(128.8)
Recognized in net loss	(63.2)	5.7
Recognized in other comprehensive income	(11.2)	(20.7)
Recognized as reduction in mineral properties	5.2	(0.2)
Recognized as foreign exchange	(47.4)	(32.1)
Recognized on acquisition of Rainy River Resources Inc.	-	(35.9)
Other	-	2.0
Total movement in the net deferred tax liabilities	(326.6)	(210.0)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deductible temporary differences on the following losses by country:

•	Canadian income tax losses of $34.5 million expire between 2015 to 2034;
•	Canadian capital loss carry-forwards of $39.6 million with no expiry date;
•	United States loss carry-forwards of $6.8 million expire between 2021 to 2028;
•	Mexican loss carry forwards of $29.3 million expire between 2015 to 2017; and
•	Other loss carry-forwards of $7.2 million with varying expiry dates.

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In addition to the above, the Company did not recognize deductible temporary differences of $182.3 million (2013 - $76.6 million) on other temporary differences.

The Company has $100.7 million (2013 - $62.6 million) of temporary differences associated with investment in Subsidiaries on which deferred tax liabilities have not been recognized.

The Company recognizes deferred taxes by taking into account the effects of local enacted tax legislation. Deferred tax assets are fully recognized when the Company concludes that sufficient positive evidence exist to demonstrate that it is probable that a deferred tax asset will be realized. The main factors that the Company considers, but are not limited to, are:

•	Historic and expected future taxable income;
•	Any tax planning that can be implemented to realize the tax assets; and
•	The nature, amount and timing and reversal of taxable temporary differences.

Future income is impacted by changes in market gold, copper and silver prices as well as forecasted future costs and expenses to produce gold and copper Reserves. In addition, the quantities of Proven and Probable gold and copper Reserves, market interest rates and foreign currency exchange rates also impact future levels of taxable income. Any change in any of these factors will result in an adjustment to the recognition of deferred tax assets to reflect the Company's latest assessment of the amount of deferred tax assets that is probable will be realized.

16. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2012	10.4	11.4	22.6	18.7	8.7	71.8
Reclamation expenditures	(0.9)	(0.9)	(0.2)	(0.2)	-	(2.2)
Unwinding of discount	0.2	0.2	0.7	0.2	0.2	1.5
Revisions to expected cash flows	(0.9)	(0.1)	(3.9)	0.1	1.0	(3.8)
Foreign exchange movement	(0.6)	-	(3.2)	(0.1)	(0.4)	(4.3)
Balance – December 31, 2013	8.2	10.6	16.0	18.7	9.5	63.0
Less: current portion of closure costs (Note 7)	(0.3)	(0.7)	(0.5)	(0.1)	-	(1.6)
Non-current portion of closure costs	7.9	9.9	15.5	18.6	9.5	61.4
Balance – December 31, 2013	8.2	10.6	16.0	18.7	9.5	63.0
Reclamation expenditures	(0.3)	(0.2)	(0.1)	(0.8)	-	(1.4)
Unwinding of discount	0.2	0.2	0.6	0.5	0.3	1.8
Revisions to expected cash flows	0.9	0.5	1.4	3.1	1.0	6.9
Foreign exchange movement	(0.7)	-	(1.5)	(2.1)	(0.8)	(5.1)
Balance – December 31, 2014	8.3	11.1	16.4	19.4	10.0	65.2
Less: current portion of closure costs (Note 7)	(0.2)	(0.7)	(0.5)	(0.3)	-	(1.7)
Non-current portion of closure costs	8.1	10.4	15.9	19.1	10.0	63.5

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Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in Reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease, the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the obligation is recorded. The fair value of an obligation is recorded when it is incurred.

For the year ended December 31, 2014, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase of $6.9 million (2013 – $3.8 million), which related to a decrease in the current discount factor and changes in future reclamation activities at the mine sites. A significant portion of this increase occurred at Cerro San Pedro as a result of a decrease in the current discount factor.

The majority of the expenditures are expected to occur between 2020 and 2025. The discount rates used in estimating the site reclamation and closure cost obligations were between 1.5% and 2.7% for the year ended December 31, 2014 (2013 – 2.5% and 4.1%), and the inflation rate used was between 1.7% and 4.1% for the year ended December 31, 2014 (2013 – 2.0% and 4.2%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2014, letters of credit totalling $37.7 million (2013 - $39.1 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit are secured by the revolving credit facility (Note 12 (d)), and the annual fees are 1.35% of the value of the outstanding letters of credit.

17. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Change in non-cash operating working capital
Trade and other receivables	(21.4)	(0.2)
Inventories	(27.6)	(15.0)
Prepaid expenses and other	2.1	3.4
Trade and other payables	5.3	2.1
Total change in non-cash operating working capital	(41.6)	(9.7)

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	Year ended December 31
(in millions of U.S. dollars)	2014	2013
other Non-cash adjustments
Unrealized gains on share purchase warrants	(8.5)	(49.3)
Unrealized losses on concentrate contracts	2.7	1.2
Impairment loss on AFS securities	0.1	3.0
Equity settled share-based payment expense	6.3	8.1
Company’s share of net loss in El Morro	0.7	-
Realized and unrealized losses on cash flow hedging items	-	(9.5)
Total other non-cash adjustments	1.3	(46.5)

18. Segmented information

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized in the following tables:

Year ended December 31, 2014
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenues	117.9	102.4	121.3	84.9	-	-	426.5
Copper revenues	228.4	-	44.9	-	-	-	273.3
Silver revenues	3.9	-	2.1	20.2	-	-	26.2
Total revenues(2)	350.2	102.4	168.3	105.1	-	-	726.0
Operating expenses	95.5	93.3	109.2	113.1	-	-	411.1
Depreciation and depletion	129.5	26.0	51.2	10.9	-	-	217.6
Earnings (loss) from mine operations	125.2	(16.9)	7.9	(18.9)	-	-	97.3
Corporate administration	-	-	-	-	25.4	-	25.4
Share-based payment expenses	-	-	-	-	7.5	-	7.5
Asset impairment	-	-	-	61.1	-	334.7	395.8
Exploration and business development	-	2.9	3.3	-	0.3	5.3	11.8
Income (loss) from operations	125.2	(19.8)	4.6	(80.0)	(33.2)	(340.0)	(343.2)
Finance income	0.1	-	0.2	-	0.5	0.3	1.1
Finance costs	(0.7)	(0.3)	(0.8)	(0.5)	(20.2)	(4.2)	(26.7)
Other gains (losses)	31.2	0.3	(1.3)	(9.1)	(38.8)	(23.0)	(40.7)
Earnings (loss) before taxes	155.8	(19.8)	2.7	(89.6)	(91.7)	(366.9)	(409.5)
Income tax recovery (expense)	0.1	23.9	(0.9)	6.5	(18.1)	(79.1)	(67.6)
Net earnings (loss)	155.9	4.1	1.8	(83.1)	(109.8)	(446.0)	(477.1)
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs. The asset impairment charge included in Other relates to the impairment of the Blackwater non-depletable mining interest, as discussed in Note 10.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.
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(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
Operating segment results
Gold revenues	105.1	113.7	135.9	139.1	-	-	493.8
Copper revenues	210.1	-	39.8	-	-	-	249.9
Silver revenues	3.5	-	2.0	30.5	-	-	36.0
Revenues(2)	318.7	113.7	177.7	169.6	-	-	779.7
Operating expenses	105.7	94.3	126.4	109.1	-	-	435.5
Depreciation and depletion	93.7	25.2	32.4	26.1	-	-	177.4
Earnings (loss) from mine operations	119.3	(5.8)	18.9	34.4	-	-	166.8
Corporate administration	-	-	-	-	26.7	-	26.7
Share-based payment expenses	-	-	-	-	8.5	-	8.5
Asset impairment	-	-	6.4	266.1	-	-	272.5
Exploration and business development	11.1	3.5	5.7	-	0.4	13.4	34.1
Income from operations	108.2	(9.3)	6.8	(231.7)	(35.6)	(13.4)	(175.0)
Finance income	0.1	-	0.9	-	0.8	0.9	2.7
Finance costs	(0.6)	(0.2)	(0.9)	(0.3)	(34.8)	(3.5)	(40.3)
Rainy River acquisition costs	-	-	-	-	(5.0)	-	(5.0)
Other gains (losses)	(18.0)	7.2	(1.4)	(0.9)	49.6	(10.5)	26.0
Earnings (loss) before taxes	89.7	(2.3)	5.4	(232.9)	(25.0)	(26.5)	(191.6)
Income tax recovery (expense)	(36.2)	(22.9)	(4.2)	46.9	11.6	5.2	0.4
Net earnings (loss)	53.5	(25.2)	1.2	(186.0)	(13.4)	(21.3)	(191.2)

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

(b) Segmented assets and liabilities

The following table present the segmented assets and liabilities as at December 31:

Total assets		Total liabilities		Capital expenditure(1)
(in millions of U.S. dollars)	2014	2013	2014	2013	2014	2013
Segmented assets and liabilities
New Afton	1,177.1	1,161.8	133.9	77.5	90.9	122.2
Mesquite	475.8	437.9	134.3	129.8	33.2	17.4
Peak Mines	300.4	310.1	88.9	88.2	30.9	43.0
Cerro San Pedro	145.1	178.5	57.8	53.0	29.3	24.5
Rainy River	507.5	453.7	76.1	70.5	80.5	21.2
Blackwater	542.9	886.7	53.7	38.7	13.0	60.7
El Morro (2)	438.7	433.1	247.4	190.5	-	-
Other(3)	294.3	340.5	818.5	834.2	1.5	0.3
Total assets and liabilities	3,881.8	4,202.3	1,610.6	1,482.4	279.3	289.3

1.	Capital expenditure per consolidated statement of cash flows.
2.	Capital expenditure at El Morro is funded by the El Morro funding loan.
3.	Other includes corporate balances and exploration properties.

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c) Geographical information

The Company operates in five principal geographical areas - Canada (country of domicile), Mexico, the United States, Australia and Chile. The Company's revenue by location of operations and information about the Company’s non-current assets by location of assets are detailed below for the year ended December 31.

Revenue(1)			Non-current assets(2)
(in millions of U.S. dollars)	2014	2013	2014	2013
Revenue and non-current assets by location
Canada	350.2	318.7	2,042.4	2,310.6
United States	102.4	113.7	324.6	279.9
Australia	168.3	177.7	230.8	250.2
Mexico	105.1	169.6	26.1	74.8
Chile	-	-	446.2	442.8
Other	-	-	5.1	6.1
Total	726.0	779.7	3,075.2	3,364.4
1.	Presented based on the location in which the sale originated.
2.	Non-current assets exclude financial instruments (investments, reclamation deposits and other) and deferred tax assets.

(d) Information about major customers

The following table presents sales to individual customers exceeding 10% of annual sales for the following periods. The following five customers represent 78% (2013 – 81%) of the Company’s concentrate and doré sales revenue for the year ended December 31.

		Year ended December 31
(in millions of U.S. dollars)		2014	2013
Customer	Reporting segment
1	Mesquite(1)	101.6	110.1
	Cerro San Pedro(1)	53.2	99.4
2	New Afton	126.7	135.9
3	New Afton	119.1	110.5
4	Peak Mines	86.5	92.8
5	Peak Mines	82.0	85.0
Total sales to customers exceeding 10% of annual sales		569.1	633.7

1.	Mesquite and Cerro San Pedro both sell to the same customer.

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. Refer to Note 20(a) for further discussion on the Company’s exposure to Credit Risk.

19. Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

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	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Capital (as defined above) is summarized as follows
Equity	2,271.2	2,719.9
Long-term debt	874.3	862.5
	3,145.5	3,582.4
Cash and cash equivalents	(370.5)	(414.4)
Investments	(0.4)	(0.5)
Total	2,774.6	3,167.5

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, restructure or issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budget is approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the United States or any of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. At all times, more than 25% of the aggregate amount of permitted investments must be invested in U.S. treasury bills, bonds, notes or indebtedness of Canada or the Canadian provinces with a minimum credit rating of R-1 mid from DBRS. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

20. Financial risk management

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Credit risk

Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2014 is not considered to be high.

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The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Credit risk exposure
Cash and cash equivalents	370.5	414.4
Trade receivables	34.8	19.3
Total financial instrument exposure to credit risk	405.3	433.7

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19.

The aging of trade and other receivables is as follows:

					As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2014 Total	2013 Total
Aging trade and other receivables
New Afton	1.7	-	2.1	-	-	3.8	5.9
Mesquite	1.1	-	-	-	-	1.1	0.4
Peak Mines	2.9	-	-	-	-	2.9	3.0
Cerro San Pedro	2.5	1.6	2.1	1.1	17.7	25.0	8.5
Rainy River	1.7	-	-	-	-	1.7	0.8
Blackwater	0.2	-	-	-	-	0.2	0.5
Corporate	0.1	-	-	-	-	0.1	0.2
Total trade and other receivables	10.2	1.6	4.2	1.1	17.7	34.8	19.3

 A significant portion of the accounts receivable balance at Cerro San Pedro aged over 120 days was received in January 2015.

The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19.

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The following table shows the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	As at December 31
(in millions of U.S. dollars)	< 1 year	2-3 years	4-5 years	After 5 years	2014 Total	2013 Total
Debt commitments
Trade and other payables	96.2	0.8	-	-	97.0	90.2
Long-term debt(1)	-	-	-	888.5	888.5	878.4
Interest payable on long-term debt	52.2	104.5	104.5	95.9	357.1	417.8
Provisionally priced contracts net of copper swap contracts	(0.4)	-	-	-	(0.4)	(2.5)
Total debt commitments	148.0	105.3	104.5	984.4	1,342.2	1,383.9

1.	Long-term debt includes El Morro funding loan and the Senior Unsecured Notes.

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, silver and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

(c) Currency Risk

The Company operates in Canada, the United States, Australia, Mexico and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

(ii) Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments; accounts receivable, accounts payable and accruals, reclamation and closure cost obligations and long-term debt.

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The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

	As at December 31, 2014
(in millions of U.S. dollars)	CAD	AUD	MXN
Exposure to currency risk
Cash and cash equivalents	15.3	1.4	0.7
Trade and other receivables	2.7	2.9	25.0
Income tax (payable) receivable	(0.5)	(3.7)	18.7
Deferred tax asset	124.1	8.2	8.6
Trade and other payables	(38.4)	(15.0)	(27.0)
Deferred tax liability	(219.8)	(46.5)	(10.8)
Reclamation and closure cost obligations	(18.1)	(15.9)	(19.1)
Warrants	(16.9)	-	-
Employee benefits	-	(7.9)	-
Restricted share units	(1.7)	-	-
Total exposure to currency risk	(153.3)	(76.5)	(3.9)

	As at December 31, 2013
(in millions of U.S. dollars)	CAD	AUD	MXN
Exposure to currency risk
Cash and cash equivalents	61.5	2.0	0.8
Trade and other receivables	7.3	3.0	8.6
Income tax receivable	2.3	7.4	16.6
Deferred tax asset	130.3	8.3	8.7
Trade and other payables	(41.3)	(22.2)	(22.6)
Deferred tax liability	(144.9)	(49.9)	(5.2)
Reclamation and closure cost obligations	(17.3)	(15.6)	(18.6)
Warrants	(27.8)	-	-
Employee benefits	-	(7.7)	-
Restricted share units	(1.6)	-	-
Total exposure to currency risk	(31.5)	(74.7)	(11.7)

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(iii) Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Impact of 10% change in foreign exchange rates
Canadian dollar	15.3	3.2
Australian dollar	7.7	7.5
Mexican peso	0.4	1.2

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Facility interest is variable; however, the Facility was undrawn as at December 31, 2014.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $4.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

(e) Price Risk

The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold, silver and copper. Gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold; and
•	investment activity, including speculation, in gold as a commodity.

For the year ended December 31, 2014, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,142 to $1,385 per ounce, and by copper prices in the range of $2.97 to $3.24 per pound. Metal price decline could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at December 31, 2014, working capital includes unpriced gold and copper concentrate receivables totalling 30,000 ounces of gold and 2.8 million pounds of copper not offset by copper swap contracts. A $100 change in the gold price per ounce would have an impact of $3.0 million on the Company’s working capital. A $0.10 change in the copper price per pound would have an impact of $0.3 million on the Company’s working capital position.

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The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, a restricted share unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would decrease the Company’s net loss whereas an increase in fuel or restricted share unit vested prices would increase the Company’s net loss. A 10% change in commodity prices would impact the Company’s net loss before taxes and other comprehensive income before taxes as follows:

	Year ended December 31, 2014		Year ended December 31, 2013
(in millions of U.S. dollars)	Net Loss	Other Comprehensive Income	Net Loss	Other Comprehensive Income
Impact of 10% change in commodity prices
Gold price	47.8	-	52.4	-
Copper price	30.7	-	26.6	-
Silver price	2.0	-	3.0	-
Fuel price	7.0	-	7.2	-
Warrants	1.7	-	2.8	-
Restricted share units	0.3	-	0.2	-

21. Fair value measurment

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

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The Company’s financial assets and liabilities are classified and measured as follows:

As at December 31, 2014
(in millions of U.S. dollars)	Loans and Receivables at amortized cost	Fair Value though Profit or Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
FINANCIAL ASSETS
Cash and cash equivalents	370.5	-	-	-	370.5
Trade and other receivables	35.2	-	-	-	35.2
Provisionally prices contracts	-	(8.4)	-	-	(8.4)
Copper swap contracts	-	8.0	-	-	8.0
Investments	-	-	0.4	-	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	-	-	-	95.3	95.3
Long-term debt	-	-	-	874.3	874.3
Warrants	-	16.9	-	-	16.9
Restricted share units	-	1.5	-	-	1.5

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

As at December 31, 2013
(in millions of U.S. dollars)	Loans and Receivables at amortized cost	Fair Value though Profit or Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
FINANCIAL ASSETS
Cash and cash equivalents	414.4	-	-	-	414.4
Trade and other receivables	20.5	-	-	-	20.5
Provisionally prices contracts	-	1.3	-	-	1.3
Copper swap contracts	-	(2.5)	-	-	(2.5)
Investments	-	-	0.5	-	0.5
FINANCIAL LIABILITIES
Trade and other payables(1)	-	-	-	88.6	88.6
Long-term debt	-	-	-	862.5	862.5
Warrants	-	27.8	-	-	27.8
Performance share units	-	0.8	-	-	0.8
Restricted share units	-	0.9	-	-	0.9

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

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The carrying values and fair values of the Company’s financial instruments are as follows:

As at December 31, 2014			As at December 31, 2013
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	370.5	370.5	414.4	414.4
Trade and other receivables	34.8	34.8	19.3	19.3
Investments	0.4	0.4	0.5	0.5
FINANCIAL LIABILITIES
Trade and other payables(1)	95.3	95.3	88.6	88.6
Long-term debt	874.3	882.3	862.5	870.4
Warrants	16.9	16.9	27.8	27.8
Performance share units	-	-	0.8	0.8
Restricted share units	1.5	1.5	0.9	0.9
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.
2.	The Company has not offset financial assets with financial liabilities.

The Company has certain financial assets and liabilities that are held at fair value. The investments, warrants and restricted share units are presented at fair value at each reporting date using appropriate valuation methodology. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table summarizes information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position and categorized by level of significance of the inputs used in making the measurements:

		As at December 31, 2014
(in millions of U.S. dollars)	Level 1	Level 2	Level 3
ASSET (LIABILITy) measured at fair value
Investments	0.4	-	-
Provisionally priced contracts	-	(8.4)	-
Copper swap contracts	-	8.0	-
Warrants	(16.9)	-	-
Restricted share units	(1.5)	-	-

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		As at December 31, 2013
(in millions of U.S. dollars)	Level 1	Level 2	Level 3
ASSET (LIABILITy) measured at fair value
Investments	0.5	-	-
Provisionally priced contracts	-	1.3	-
Copper swap contracts	-	(2.5)	-
Warrants	(27.7)	(0.1)	-
Performance share units	(0.8)	-	-
Restricted share units	(0.9)	-	-

There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2014 or the year ended December 31, 2013. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 financial assets and liabilities:

Provisionally priced contracts and copper swap contracts

The fair value of the provisionally priced contracts and the copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

22. Provisions

In addition to the environmental rehabilitation provision in Note 16, the following table presents changes in provisions:

(in millions of U.S. dollars)	Performance share units	Restricted share units	Employee benefits	Total
As at December 31, 2012	-	4.0	8.7	12.7
Additional provisions recognized	0.8	0.3	3.9	5.0
Used during the year	-	(2.8)	(3.9)	(6.7)
Foreign exchange	-	(0.2)	(1.0)	(1.2)
As at December 31, 2013	0.8	1.3	7.7	9.8
Less: current portion	-	(0.4)	-	(0.4)
Non-current portion of provisions	0.8	0.9	7.7	9.4
Additional provisions recognized	0.6	3.4	5.3	9.3
Used during the year	-	(2.1)	(4.3)	(6.4)
Reclassified as equity settled share-based payments	(1.4)	-	-	(1.4)
Foreign exchange	-	(0.3)	(0.8)	(1.1)
As at December 31, 2014	-	2.3	7.9	10.2
Less: current portion	-	(0.8)	-	(0.8)
Non-current portion of provisions	-	1.5	7.9	9.4

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23. Operating leases

Non-cancellable operating lease rentals are payable as follows:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Non-cancellable operating lease rentals
Less than 1 year	15.2	16.2
Between 1 and 5 years	2.4	18.8
More than 5 years	-	-
Total non-cancellable operating lease rentals	17.6	35.0

The Company leases office space and mobile equipment fleet at Cerro San Pedro. The leases typically run for a period of one to five years, with an option to review the leases after that date.

For the year ended December 31, 2014, an amount of $25.0 million was recognized as an expense in profit or loss in respect of operating leases (2013 - $23.5 million). There was no contingent rent or sublease revenue recognized during the period ended December 31, 2014, or for the comparative period in 2013.

24. Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel(1) was as follows:

	Year ended December 31
(in millions of U.S. dollars)	2014	2013
Key management personnel remuneration
Short-term benefits(2)	3.9	4.3
Post-employment benefits	0.1	0.1
Other long-term benefits	-	-
Share-based payments	4.2	5.0
Termination benefits	-	-
Total key management personnel remuneration	8.2	9.4
1.	Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company
2.	Short-term benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity

The remuneration of key executives is determined by the compensation committee having regard to the performance of individuals and market trends.

25. Commitments and contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material negative impact on the Company’s financial condition, cash flow and results of operations.

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Contractual commitments

The Company has entered into a number of contractual commitments for capital items related to operations and development. At December 31, 2014, these commitments totalled $243.0 million (2013 – $44.5 million, all expected to fall due within 12 months), $141.4 million of which are expected to fall due over the next 12 months. Certain contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contacts.

Cerro San Pedro

After public consultation, on March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life. While historically these authorizations have been renewed, extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosí were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal and in August 2014 the Tribunal issued a ruling with the effect that that inappropriate conditions were annulled. Cerro San Pedro subsequently applied for its operation license for 2015 and was advised by the Municipality the license would also be subject to inappropriate conditions. On February 3, 2015 the State Contentious and Administrative Tribunal granted Cerro San Pedro an injunction against the Municipality which assures the continued operation of the mine pending the Tribunal’s ruling regarding the inappropriate conditions. Cerro San Pedro may not ultimately prevail in proceedings regarding the terms and conditions of the license. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

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